SOLSTAR SPACE COMPANY

Unaudited Financial Statements From Inception to December 31, 2017

June 20, 2018



Independent Accountant's Review Report

To Management
SolStar Space Company
Santa Fe, New Mexico

We have reviewed the accompanying balance sheet of SolStar Space Company as of December 31, 2017, and the related statements of income, retained earnings, and cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
June 20, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

SOLSTAR SPACE COMPANY
BALANCE SHEET
DECEMBER 31, 2017
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ASSETS

CURRENT ASSETS

Cash	$	47
TOTAL CURRENT ASSETS		47

NON-CURRENT ASSETS

Payload Components	6,870
TOTAL NON-CURRENT ASSETS	6,870
TOTAL ASSETS	6,917

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts Payable	2,000
Due to Solstar Energy Devices LLC	2,672
Convertible Note	10,000
TOTAL CURRENT LIABILITIES	14,672
TOTAL LIABILITIES	14,672

SHAREHOLDERS' EQUITY

Common Stock (7,360,000 Outstanding, 8,029,000 Issued, 10,000,000 Authorized, .0001 Par Value)	736
Additional Paid-In-Capital	5,264
Retained Earnings (Deficit)	(13,755)
TOTAL SHAREHOLDERS' EQUITY	(7,755)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 6,917

SOLSTAR SPACE COMPANY
INCOME STATEMENT
FOR THE PERIOD OF INCEPTION THROUGH DECEMBER 31, 2017
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Operating Expense		
General & Adminstrative	$	6,612
Legal & Professional		5,710
Rent		1,068
Selling & Marketing		200
		13,590
Net Income from Operations		(13,590)
Other Income (Expense)		
State and Local Tax		(165)
Net Income	$	(13,755)

SOLSTAR SPACE COMPANY
STATEMENT OF CASH FLOWS
FOR THE PERIOD OF INCEPTION THROUGH DECEMBER 31, 2017
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Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$	(13,755)
Increase in Accounts Payable		2,672
Net Cash Flows From Operating Activities		(11,083)
Cash Flows From Investing Activities		
Change in Payload Components		(6,870)
Net Cash Flows From Investing Activities		(6,870)
Cash Flows From Financing Activities		
Convertible Note		10,000
Change in Contributed Capital		2,000
Change in Common Stock		6,000
Net Cash Flows From Investing Activities		18,000
Cash at Beginning of Period		-
Net Increase (Decrease) In Cash		47
Cash at End of Period	$	47

SOLSTAR SPACE COMPANY
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE PERIOD OF INCEPTION THROUGH DECEMBER 31, 2017

_____

Starting Equity	-
Issuance of Stock	6,000
Net Income (Loss)	(13,755)
Ending Equity	(7,755)

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NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Solstar Space Company ("the Company") is a corporation organized under the laws of the States of New Mexico and Delaware. The Company is a technology company that is developing internet communication devices for use in spacecrafts.

The Company will conduct an equity crowdfund offering during calendar year 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Rent

The Company has an operating lease with Regus for its office located in Sante Fe, New Mexico. The lease was entered by a related party, SolStar Energy Devices LLC., and the payments were assumed by The Company. SolStar Energy Devices LLC., is an entity that is wholly owned by The Company's CEO, M. Brian Barnett. The lease was entered into on August 10, 2016, renewed on August 10, 2017 and expires on August 10, 2018. The Company moved into the property in May 1, 2017. The total amount of rent due in 2018 is $1,192.

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Payload Components

Payload components comprises of the equipment that is used on the spacecraft as a means of receiving and transmitting an internet connection to The Company's customers while in flight.

Advertising

The Company records advertising expenses in the year incurred.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of the grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2016 and 2017. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected not to recognize an allowance to account for them in the financial statements. Net operating losses expire if unused after twenty tax years. The Company's federal tax filings for 2017 will remain subject to review by the Internal Revenue Service until 2020.

The Company is subject to franchise and corporate income tax filing requirements in the State of New Mexico. The Company's tax filings in the State of Mexico for 2017 will remain subject to review by that State until 2021.

The Company is subject to franchise tax filing requirements in the State of Delaware. The Company's tax filings in the State of Delaware for 2017 will remain subject to review by that State until 2021.

NOTE D- DEBT

In 2017, the Company the Company issued a convertible promissory note with ManSat Limited in exchange for cash. The note matures on August 25, 2018 and accrues interest at the rate of 3% per annum. Automatic conversion occurs if the company issues preferred stock for proceeds of at least $250,000 (Qualified Event). The note shall automatically convert into paid and nonassessable shares of the preferred stock in such qualified event issued at a conversion price of 80% of the price per share paid by the other purchases of the preferred stock. Manual conversion occurs if, prior to a qualifiing event, the company consummated a round of equity financing by selling shares of its preferred stock but not enough to be considered a Qualified Event, then, the outstanding principle amount of this note shall be convertible at the option of investor into fully paid and nonassessable shares of such Preferred Stock at a price per share equal to the price per share paid by other purchases of Preferred Stock in such financing.

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE F- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before June 20, 2018, the date that the financial statements were available to be issued.